Mail Stop 3010

May 8, 2009

VIA USMAIL and FAX (561) 912 - 8100

Mr. Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

  Re: **Bluegreen Corporation**
     Form 10-K for the year ended 12/31/2008
     Filed on 3/16/2009
     Preliminary Proxy Statement on Schedule 14A
     Filed on 4/15/09
     File No. 001-09292

Dear Mr. Anthony M. Puleo:

   We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business

General

1.   We note your disclosure under the *Trademarks* subheading on the preceding page and elsewhere in your filing of several registered marks associated with your business that appear to be important to your competitive position in the industry. Please refer to Item 101(c)(1)(iv) of Regulation S-K. To the extent material to your business, provide this disclosure in future filings and tell us how you plan to comply.

Company Products and Services

2.   In the tables on pages 10 through 15 for each of your material core resorts and communities, please disclose the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties. Provide this disclosure in future filings and tell us how you plan to comply.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities

3.   Please describe any material limitations in your existing credit facilities which restrict your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply. To the extent you believe the limitations are not material, please tell us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

4.   We note your disclosure in this section and on page 28 regarding the maturation of certain of your material debt obligations. We also note your disclosure throughout the Form 10-K regarding the disruptions in the credit markets and unavailability of financing and your disclosure regarding an increase in uncollectible notes receivables. In your disclosure on page 65 you indicate that you intend to rely on new borrowings and anticipated future sales of notes receivables in order to satisfy your contractual obligations and liquidity requirements. Please consider expanding your disclosure to discuss the impact on

your business if you are unable to renew, extend or refinance your borrowings or unable to sell your notes receivables at anticipated levels in order to satisfy your contractual obligations or liquidity requirements. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure. Please also expand your disclosure in future filings to discuss alternatives for satisfying your capital needs and commitments. Please tell us how you expect to expand your disclosure accordingly in future filings. Please refer to Item 303(a)(1) of Regulation S-K. We may have further comments.

5.   Please consider expanding your disclosure regarding the credit and liquidity risks you may face related to the collectibility of your receivables and customer financing activities. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure.

Financial Statements and Notes

Note 1 – Significant Accounting Policies

Revenue Recognition and Contracts Receivable, page 74

6.   We note that VOIs in your resorts typically entitle the buyer to use resort accommodations through an allotment of "points" as part of your Bluegreen Vacation Club.   Please tell us and consider disclosing how you considered paragraph 57 of SOP 04-2 in assessing whether your operation of this vacation club constituted continuing involvement and its impact on your revenue recognition.

Note 6 – Sales of Notes Receivable, pages 83 – 85

7.   We note from the information on page 26 that the company may be required to repurchase loans that they have securitized if certain representation and warranties have been breached. Please tell us what the company's accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation.   Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired.

Exhibits

8.   We note your disclosure of several joint venture arrangements related to resort sharing and/or development projects throughout your filing. It appears that the successful marketing of your business may be dependent on these contracts. Please tell us why you have not filed your joint venture agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Preliminary Proxy Statement on Schedule 14A filed on April 15, 2009

Compensation Discussion and Analysis

Compensation of Our Named Executive Officers, page 13

9.   We note that the compensation committee examines relevant market data when making compensation decisions for your named executive officers. Item 402(b)(2)(xiv) of Regulation S-K requires you to identify any benchmarks and its components. Please identify the companies to which you compared yourself, how they were selected, the compensation components benchmarked and where your actual compensation falls within targeted parameters. To the extent actual compensation was outside targeted parameters, please include an explanation of the reasons for this. Please provide this disclosure in future filings and tell us how you intend to comply.

Base Salary, page 13

10.   Please expand your disclosure regarding the specific individual objectives that the compensation committee considered in determining annual salary decisions. Describe each objective, explain how it is measured, disclose the actual performance of each executive for each objective considered and disclose how it impacted the salary awarded. Please refer to Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Cash Bonus, page 14

11.   Please disclose the divisional and company-wide annual financial performance
        objectives for each named executive officer and how such targets were weighted
        when determining their bonus payments and how they compared to actual results.
        Please also revise your disclosure to include a more in-depth discussion of the
        committee's "subjective evaluation" of the individual factors that you disclose
        and how those individual factors impacted the amounts awarded. Refer to Item
        402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of
        Regulation S-K. Please provide this disclosure in future filings and tell us how
        you plan to comply.

Long-Term Equity Incentive Compensation, page 14

12.   Please provide an analysis of how the compensation committee determined the
        amount of stock awards granted to each of the named executive officers in 2008.
        Please provide this disclosure in future filings and tell us how you plan to comply.

Proposal to Amend our Restated Articles of Organization, page 26

13.   Please disclose the proposed increase to the number of shares of common stock
        authorized by the charter in this section and elsewhere in the proxy statement as
        applicable. Refer to Item 11(a) of Schedule 14A. Please also disclose the total
        number of shares of common stock reserved for issuance upon the exercise of
        outstanding stock options. Please disclose these amounts in your response and
        confirm that you will amend the preliminary proxy to reflect these figures.

Proposal to Amend Our 2008 Stock Incentive Plan, page 27

General

14.   Please disclose the total number of shares of common stock currently available for
        grant under the stock incentive plan. Please also disclose the amount of total
        shares that will be available for grant as proposed by your plan amendment,
        including the increase to the number of shares of restricted stock and the number
        of shares underlying stock options which may be granted during any calendar year
        to covered employees. Please disclose these amounts in your response and
        confirm that you will amend the preliminary proxy to reflect these figures.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551 - 3473 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant